Exhibit 2.3

SECOND AMENDMENT TO ASSET PURCHASE AGREEMENT

This SECOND AMENDMENT TO ASSET PURCHASE AGREEMENT (this “Agreement”) is dated as of July 28, 2023 (the “Effective Date”), and entered into by and among uBriGene (Boston) Biosciences, Inc., a Delaware corporation (“Buyer”) and Mustang Bio, Inc., a Delaware corporation (the “Seller” and, together with the Buyer, each, a “Party” and, collectively, the “Parties”).

Statement of Purpose

WHEREAS, the Buyer and the Seller are party to that certain Asset Purchase Agreement dated as of May 18, 2023 (the “Existing Purchase Agreement” and as amended by that certain First Amendment to Asset Purchase Agreement, dated as of June 29, 2023 (“First Amendment” and, together with the Existing Purchase Agreement, the “Purchase Agreement”));

WHEREAS, Section 9.02 of the Purchase Agreement provides that the Parties may amend the Existing Purchase Agreement in a writing executed by the Parties;

WHEREAS, the Parties desire to amend the Purchase Agreement to reflect certain understandings and agreements between the Parties.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties hereby agree that the Existing Purchase Agreement shall be, and it hereby is, amended as follows:

1.	Amendments to the Existing Purchase Agreement. Subject to and in accordance with the terms and conditions set forth herein, the Purchase Agreement is amended as follows:

(a)Amendment to Section 1.01. The following definitions are hereby amended and replaced in their entirety as follows:

“Ancillary Agreements” shall mean, other than this Agreement, the agreements and instruments (including the Bill of Sale and Assignment and Assumption Agreement, the IP Employee Assignments, the Transition Services Agreement, the Manufacturing Services Agreement, Quality Services Agreement, Site Lease Transition, the Subcontracting CDMO Agreement and the Employment Agreements) executed and delivered in connection with the transactions contemplated by this Agreement.

“Assumed Liabilities” shall mean only the contractual obligations, liabilities and commitments of Seller under all Transferred Contracts but only to the extent that such obligations, liabilities and commitments are required to be performed after the Closing Date (and, with respect to the Transferred Contracts (including the Site Lease), to the extent the Site Lease Transition has not occurred as of the Closing, only to the extent that such obligations, liabilities and commitments are required to be performed after the Site Lease Transition Date) and excluding any obligations, liabilities or commitments arising from any non-performance, breach or default by Seller.

“Excluded Liabilities” shall mean all of the liabilities, obligations or commitments of any nature whatsoever, asserted or unasserted, known or unknown, absolute or contingent, accrued or unaccrued, matured or unmatured or otherwise, of the Seller and its Affiliates that are not Assumed Liabilities and, for the avoidance of doubt, shall include, without limitation, the following: (i) all liabilities arising from the Transferred Operations or ownership of the Transferred Assets prior to the Closing, including any action, omission, event or occurrence (and, with respect to the Transferred Contracts (including the Site Lease) and leasehold improvements to the extent the Site Lease Transition has not occurred as of the Closing, prior to the Site Lease Transition Date), (ii) all liabilities under Environmental Law arising from the operation of the Transferred Operations or ownership of the Transferred Assets prior to the Site Lease Transition, (iii) all Indebtedness (except to the extent included as Assumed Liabilities), (iv) all Transaction Expenses, (v) all liabilities pertaining to the Excluded Contracts, (vi) all liabilities (including additional required contributions or administrative fees), Taxes, or penalties relating to, associated with, or arising out of any Plan of the Seller and the termination thereof, (viii) all liabilities related to compensation, benefits, compliance with employment-related Laws and similar obligations with respect to any Transferred Employees arising prior to and/or upon the Closing or the Employment Transition Date (whichever is later); (viii) all liabilities with respect to any Seller employees and other service providers who are not Transferred Employees; (ix) all liabilities with respect to Seller’s Plans, and (x) all Excluded Taxes.

“IP Employee Assignments” shall mean the proprietary rights and invention assignment agreements entered into as of the Employment Transition Date by and between the Buyer and those individuals set forth on Schedule 2.04(d), appended to this Agreement as Exhibit B.

“Outside Date” shall mean August 31, 2023, provided that, in the event the only condition to the obligations of each party under this Agreement that remains unsatisfied as of the Outside Date (other than conditions which, by their nature, are to be satisfied on the Closing Date) is the receipt of Landlord’s approval and consent to the Site Lease Transition pursuant to Section 6.01(a), the Outside Date may be mutually extended by the parties in thirty (30) day increments.

“Transition Services Agreement” means that certain Transition Services Agreement between Buyer and Seller dated as of the Closing Date and effective as of the Site Lease Transition Date.

(b)Amendment to Section 2.02(a).  Section 2.02(a) is hereby amended and replaced in its entirety as follows:

Section 2.02(a).  Transferred Assets.  Subject to the terms and conditions of this Agreement, on the Closing Date, Seller shall sell, transfer, convey, assign, deliver and contribute to Buyer, in each case free and clear of all Liens other than Permitted Liens, and Buyer shall purchase, acquire, assume and accept, all of Seller’s right, title and interest in, to and under the following assets, properties and rights of Seller (collectively, the “Transferred Assets”); provided, that, the Transferred Contracts (including the Site Lease) shall transfer on the Site Lease Transition Date:

(i)	Accounts Receivable. All accounts receivable that are primarily related to the Transferred Operations as of the Closing Date.
(ii)	Real Property. The leases of real property that are used to conduct the Transferred Operations and set forth in Schedule 2.02(a)(ii).
(iii)

Personal Property Leases; Personal Property and Equipment.  All leases of equipment and other personal property leased by the Seller that are primarily related to the Transferred Operations and at the Site, as set forth in Schedule 2.02(a)(iii); and all other property, equipment, machinery, tools, supplies, computers, telephones, Inventory, vehicles, furniture, fixtures, and other personal property owned by the Seller that is primarily used in the Transferred Operations and located at the Site. Notwithstanding the foregoing, leasehold improvements shall not transfer until the Site Lease Transition Date.

(iv)

Contracts.  All of the Seller’s rights in, to and under the legally binding contracts, agreements, commitments, purchase orders, obligations, statements of work, promises or undertakings (whether written or oral) (hereinafter “Contracts”) primarily used in the Transferred Operations or any Transferred Asset to the extent set forth on Schedule 2.02(a)(iv) (the “Transferred Contracts”) (provided, that, prior to Closing, (i) Buyer may remove contracts from Schedule 2.02(a)(iv) in its discretion, and such removed contracts shall not be considered Transferred Contracts, and, (ii) the parties may mutually agree to add certain contracts to Schedule 2.02(a)(iv), which added contracts shall be considered Transferred Contracts); provided, however, that the Transferred Contracts shall not include any insurance policies for which Seller is the policyholder; provided, further, that, the Transferred Contracts (including the Site Lease) shall not transfer until the Site Lease Transition Date.

(v)

Records and Files.  All billing and cost reports, books, records, files, customer and vendor lists, specifications, machinery and equipment maintenance files, price lists, production data, quality control records and procedures, standard operating procedures, accounting records, financial statements and related records, business records, employee files of employees, operating Data and other Data, in each case primarily relating to, used in or arising under the Transferred Operations.

(vi)	Licenses; Permits. All transferable business licenses, permits and approvals, if any, necessary to operate the Transferred Operations held by the Seller set forth in Schedule 2.02(a)(vi).
(vii)

Transferred Operations IP.  All Transferred Operations IP, including, without limitation, the right to pursue claims and receive recoveries for any past, present or future infringement or misappropriation.

(viii)	Goodwill. All goodwill associated with any of the assets described in the foregoing clauses.
(ix)

Restricted Cash. All prepaid expenses, credits, advance payments, claims, security, refunds, rights of recovery, rights of set-off, rights of recoupment, deposits, charges, sums, and fees payments and any other deferred revenue items primarily used for the purposes of the Transferred Operations (including any such item relating to the payment of Taxes) (the “Restricted Cash”).

(x)

Actions.  Subject to Section 2.02(c)(ix), all rights to any Actions of any nature available to or being pursued by Seller to the extent related to the Transferred Operations, the Transferred Assets or the Assumed Liabilities, whether arising by way of counterclaim or otherwise, and all of Seller’s rights under warranties, indemnities and all similar rights against third parties to the extent related to any Transferred Assets.

(xi)	Current Assets. The Current Assets specifically set forth on Schedule 1.01(a).

Notwithstanding the foregoing, the transfer of the Transferred Assets pursuant to this Agreement shall not include the assumption of any liability or obligation related to the Transferred Assets or the Transferred Operations, unless and to the extent such liability or obligation is expressly included in the Assumed Liabilities.

(c)Amendment to Section 2.02(b). Section 2.02(b) is hereby amended and replaced in its entirety as follows:

Section 2.02(b). Assumed Liabilities / Excluded Liabilities. At the Closing (and, with respect to the obligations, liabilities, and commitments of Seller under the Transferred Contracts (including the Site Lease), to the extent the Site Lease Transition has not occurred as of the Closing, at the Site Lease Transition Date), (i) Buyer shall assume the Assumed Liabilities and shall agree to satisfy and discharge when due the Assumed Liabilities; provided, however, Seller will pay for all Liabilities related to purchase orders for supplies used in and related to the Transferred Operations and that Seller had incurred as an obligation prior to Closing; provided, further, for the avoidance of doubt, Seller shall not pay for any Liabilities incurred by Buyer in the ordinary course related to purchase orders for services used in and related to the Transferred Operations, (ii) Buyer shall not assume nor be obligated to pay, perform or otherwise discharge any Excluded Liability and (iii) with respect to the Transferred Contracts (including the Site Lease), to the extent the Site Lease Transition has not occurred as of the Closing, Buyer shall assume the obligations, liabilities, and commitments of Seller under the Transferred Contracts (including the Site Lease) as of the Site Lease Transition Date.

(d)Amendment to Section 2.02(d). Section 2.02(d) is hereby amended and replaced in its entirety as follows:

Section 2.02(d). Transferred Assets Subject to Third-Party Consent.  To the extent that the sale, assignment, transfer, conveyance, contribution or delivery or attempted sale, assignment, transfer, conveyance or delivery to Buyer (or one of its Affiliates) of any Transferred Asset (each such asset, a “Non-Assignable Asset”) is prohibited by any applicable Law or would require any Government Approval or third party authorizations, approvals, consents or waivers and such authorizations, approvals, consents or waivers shall not have been obtained prior to the Closing, this Agreement shall not constitute a sale, assignment, transfer, conveyance or delivery, or any attempted sale, assignment, transfer, conveyance or delivery, thereof.  Following the Closing, the parties agree to use their reasonable best efforts to obtain such authorizations, approvals, consents or waivers.  If authorization, approval, consent or waiver is obtained, the Seller shall assign, transfer, convey or deliver any such Non-Assignable Asset to Buyer at no additional cost.  After Closing and pending the obtaining of such authorization, approval, consent or waiver, Seller shall make available to Buyer all contract or other rights and other benefits and obligations of the Non-Assignable Assets, on a subcontract or sublease basis pursuant to the Transition Services Agreement or in some other commercially reasonable manner, and Buyer shall be considered an independent subcontractor or sublessee of Seller or an agent of Seller, with respect to all matters concerning the Non-Assignable Assets. Without prior written consent of the other party, neither Seller nor Buyer shall agree to any amendment, modification, extension, renewal, termination, or other change in the terms of any Non-Assignable Assets, and Seller shall use its reasonable best efforts to maintain for the use of Buyer all benefits of such Non-Assignable Assets, provided, that, any costs or expenses incurred by Buyer under any Transferred Contracts shall be at Buyer’s sole cost and expense.  To the extent the Site Lease Transition has not occurred as of the Closing, the Site Lease shall be considered a Non-Assignable Asset until the Site Lease Transition Date.

(e)Amendment to Section 2.03(c). Section 2.03(c) is hereby amended and replaced in its entirety as follows:

Section 2.03(c). Payment of Purchase Price. Subject to the terms and conditions of this Agreement:

(i)

(1) At the Closing, Buyer shall pay or cause to be paid to Seller, in immediately available funds by wire transfer to one or more bank accounts designated in writing by Seller at least two (2) Business Days prior to the Closing Date, an amount (such amount, the “Closing Date Payment”) equal to (A) the Base Amount, minus (B) the Payoff Amount, minus (C) the amount of Transaction Expenses unpaid as of Closing and (2) within five (5) Business Days following the Site Lease Transition Date, Buyer shall pay or cause to be paid to Seller, in immediately available funds by wire transfer to one or more bank accounts designated in writing by Seller, the Site Lease Security Deposit Amount. Seller acknowledges that Buyer will be wiring such payments from international bank accounts and the receipt of funds by Seller or other recipients may take up to three (3) Business Days from the date the wire is initiated; provided, that, any such delay shall not affect the rights and obligations of Buyer or Seller hereunder.

(ii)

At the Closing, Buyer shall repay, or cause to be repaid, by or on behalf of Seller the Payoff Amount to the relevant holders of such Indebtedness in cash by wire transfer of immediately available funds to the bank account(s) designated in the Payoff Letters; provided, that, Seller may pay certain amounts of Indebtedness following the Closing in the ordinary course of business as mutually and reasonably agreed by Buyer and Seller and as set forth on the Closing Certificate.

(iii)

At the Closing, Buyer shall pay, or cause to be paid, on behalf of Seller, the Transaction Expenses that remain unpaid at Closing by wire transfer of immediately available funds as directed by Seller; provided, that, Seller may pay certain amounts of Transaction Expenses following the Closing in the ordinary course of business as mutually and reasonably agreed by Buyer and Seller and as set forth on the Closing Certificate.

(iv)

Subject to Section 7.04(g), within thirty (30) days following the later of the closing of the Contingent Capital Raise or the Site Lease Transition Date; Buyer shall pay or cause to be paid to Seller, in immediately available funds by wire transfer to one or more bank accounts designated in writing by Seller, (A) the Contingent Amount, minus (B) to the extent not already paid by Seller prior to the payment of the Contingent Amount, all change of control, retention, severance benefit, severance or other pay in lieu of notice, bonus, stock appreciation, phantom stock or similar payments due by Seller to any Transferred Employee, and other accelerations or increases in rights or benefits of the Transferred Employees, under any plan, agreement or arrangement of Seller, which obligation, in each case, arises between the Closing and the Site Lease Transition Date or in whole or in part as a result of the consummation of the transactions contemplated by this Agreement and/or the Ancillary Agreements, including all Taxes that are payable by Seller in connection with or as a result of the payment of such obligations, and minus (C) any payments payable by Seller required under any Transferred Contract (except the Site Lease) (including those necessary to obtain third party consents) in connection with the consummation of the transactions contemplated by this Agreement and/or the Ancillary Agreements to the extent not already paid by Seller prior to the payment of the Contingent Amount, provided, that, if Seller is unable to close the full amount of the Contingent Capital Raise (which may occur prior to the Site Lease Transition Date) and the Site Lease Transition has not been completed within two (2) years following the Closing Date, then Buyer will no longer be obligated to pay the Contingent Amount.

(f)Amendment to Section 2.04(c). Section 2.04(c) is hereby amended and replaced in its entirety as follows:

Section 2.04(c). the Subcontracting CDMO Agreement (“Subcontracting CDMO Agreement”) in substantially the same form as attached hereto as Exhibit H, duly executed by Seller.

(g)Amendment to Section 2.05(c). Section 2.05(c) is hereby amended and replaced in its entirety as follows:

Section 2.05(c).  the Subcontracting CDMO Agreement in substantially the same form as attached hereto as Exhibit H, duly executed by Buyer.

(h)Amendment to Section 3.03(b). Section 3.03(b) is hereby amended and replaced in its entirety as follows:

Section 3.03(b).  Except for services provided pursuant to the Transition Services Agreement, rights granted pursuant to the Manufacturing Services Agreement and, to the extent the Site Lease Transition has not occurred as of the Closing, the Site Lease and the Transferred Operations to be provided by Seller pursuant to the Subcontracting CDMO Agreement, the Transferred Assets are sufficient for the continued operation of the Transferred Operations in the ordinary course as currently conducted, and, immediately after the Closing (and immediately after the Site Lease Transition Date subject to completion of the Site Lease Transition), necessary for Buyer to continue to operate and conduct the Transferred Operations as currently conducted to fulfill the manufacturing operations under the Manufacturing Services Agreements (subject to the Subcontracting CDMO Agreement, if applicable).

(i)Amendment to Section 5.04. Section 5.04 (Employees and Employee Benefits) is hereby amended and replaced in its entirety as follows:

Section 5.04. Employees and Employee Benefits.

(a)Buyer shall, or shall cause an Affiliate of Buyer to, offer employment to be effective on the later of the Closing Date or the date that is thirty (30) days following the Site Lease Transition Date (such date, the “Employment Transition Date”) to no less than forty (40) Site Employees on terms with: (i) base salary or hourly wages which are no less than the base salary or hourly wages provided by Seller immediately prior to the Employment Transition Date; (ii) target bonus opportunities (excluding equity-based compensation), if any, which are no less than the target bonus opportunities (excluding equity-based compensation) provided by Seller immediately prior to the Employment Transition Date; and (iii) retirement and welfare benefits that are no less favorable in the aggregate than those provided by Seller immediately prior to the Employment Transition Date, (the Site Employees who accept such employment and commence employment on the Employment Transition Date, the “Transferred Employees”).  Seller shall terminate the employment of such Transferred Employees who accept offers prior to the Employment Transition Date effective as of immediately prior to the Employment Transition Date. During the period from the Closing Date through the Employment Transition Date, Seller shall not, without Buyer’s express written consent, (i) increase or modify the compensation or benefits payable to any Site Employee who has received an offer of employment from Buyer, or (ii) provided such consent is not unreasonably withheld or delayed, terminate the employment of any such Site Employee.  Seller shall cause each Transferred Employee to be permanently released, effective upon the Employment Transition Date, from any non-competition, exclusive dealing or non-solicitation obligations in favor of Seller or any of its Affiliates to the extent such obligations would prevent the Transferred Employees from commencing employment with, or providing services to, Buyer or its Subsidiaries or Affiliates in respect of any of the Transferred Operations as of the Employment Transition Date or in the future (including any future lines of business). For the avoidance of doubt, the immediately preceding sentence does not require release of the Transferred Employees from covenants relating to restrictions on solicitation of employees or noninterference with client relationships that are unrelated to the Transferred Operations.

(b)Seller shall notify Buyer prior to the Employment Transition Date of any layoffs or terminations of any Seller employees in the 90-day period prior to Employment Transition Date and Buyer shall notify Seller after the Employment Transition Date of any layoffs or terminations of any Transferred Employees in the 90-day period after the Employment Transition Date. Subject to Buyer’s compliance with this Section 5.04(b), Seller shall indemnify and hold Buyer harmless with respect to any liability, damages, fines, or costs (including reasonable attorneys’ fees) under the Worker Adjustment Retraining and Notification Act (the “WARN Act”) and any other similar Laws with respect to “plant closings” or “mass layoffs” (as defined in the WARN Act) with respect to the termination of Site Employees on or prior to the Employment Transition Date. Buyer shall not take any action that would cause any termination of employment of any Transferred Employee by Seller that occurs on or before the Employment Transition Date to constitute a portion of a covered “plant closing” or “mass layoff” under the WARN Act or any other similar statute or to create any liability to Seller for any employment terminations under applicable law.

(c)Buyer and Seller intend that the transactions contemplated by this Agreement should not constitute a separation, termination or severance of employment of any Site Employee who accepts an employment offer by Buyer that is consistent with the requirements of Section 5.04(a), including for purposes of any Plan that provides for separation, termination or severance benefits, and that each such Site Employee will have continuous employment immediately before and immediately after the Employment Transition Date.

(d)Seller shall be solely responsible, and Buyer shall have no obligations whatsoever for any period relating to the services of all current and former Site Employees at any time on or prior to the Employment Transition Date, any compensation or other amounts payable to any current or former Site Employee, including, without limitation, hourly pay, commission, bonus, salary, accrued vacation, fringe, pension or profit sharing benefits or severance pay.

(e)This Section 5.04 shall be binding upon and inure solely to the benefit of each of the parties to this Agreement, and nothing in this Section 5.04, express or implied, shall confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Section 5.04. Nothing contained herein, express or implied, shall be construed to establish, amend or modify any benefit plan, program, agreement or arrangement. The parties hereto acknowledge and agree that the terms set forth in this Section 5.04 shall not create any right in any Transferred Employee or any other Person to any continued employment with Buyer or any of its Affiliates or compensation or benefits of any nature or kind whatsoever.

(j)Amendment to Section 5.11. Section 5.11 is hereby amended and replaced in its entirety as follows:

Section 5.11.  Supplement to Disclosure Schedules. From time to time prior to the Closing, Seller shall have the right (but not the obligation) to supplement or amend the Disclosure Schedules hereto with respect to any matter hereafter arising or of which it becomes aware after the date hereof (each a “Schedule Supplement”). Except with respect to any Schedule Supplement disclosures related to the absence of the Landlord’s consent to the Site Lease Transition as of the Closing, any disclosure in any such Schedule Supplement shall not be deemed to have cured any inaccuracy in or breach of any representation or warranty contained in this Agreement, including for purposes of the indemnification or termination rights contained in this Agreement or of determining whether or not the conditions set forth in Section 6.02(a) have been satisfied.

(k)Amendment to Section 5.12. Section 5.12 is hereby amended and replaced in its entirety as follows:

Section 5.12.  Site Lease Transition.

(a) Within three (3) Business Days following receipt of Landlord’s notification to Buyer or Seller that Landlord has agreed to (i) an assignment and assumption agreement, in substantially the same form as attached hereto as Exhibit E, duly executed by Seller or (ii) a new lease agreement by and between Buyer and Landlord with respect to the Site on terms and conditions reasonably acceptable to Buyer (collectively, the “Site Lease Transition”), duly executed by Landlord, Buyer and Seller shall confirm in writing that the Site Lease Transition has been completed to Buyer’s and Seller’s mutual satisfaction (the date of such mutual written confirmation, the “Site Lease Transition Date”).

(b) The parties shall use their best efforts to obtain a full unconditional release related to the Site Lease in favor of Seller in connection with the Site Lease Transition; provided, however, if as a result of the transaction contemplated by this Agreement, Seller remains liable on the Site Lease and does not obtain a full unconditional release related to the Site Lease and existing letter of credit, the parties shall enter into a separate mutual indemnification agreement in favor of Seller for any Damages related to the Site Lease and occurring on or after the Site Lease Transition Date, and in favor of Buyer for any Damages related to the Site Lease and occurring before the Site Lease Transition Date.

(c) If the Site Lease Transition has not occurred within one hundred and twenty (120) days following Closing, for so long as the Site Lease Transition has not been completed, by delivering written notice to Seller (“Repurchase Notice”) Buyer may indicate its intention to enter into good faith negotiations to provide for Seller to repurchase the Transferred Assets, reassume the Assumed Liabilities, and resume all Transferred Operations (“Repurchase Transaction”) for a repurchase price (“Repurchase Price”)  equal to the  Purchase Price actually paid by Buyer as of the repurchase date (“Repurchase Date”), and any Restricted Period applicable to the parties shall cease as of the closing of any such Repurchase Transaction on the Repurchase Date.  Upon receipt of a Repurchase Notice, Buyer and Seller hereby agree to each use their best commercial efforts to negotiate in good faith the terms of any such Repurchase Transaction.

(d) In the event of a dispute with respect to the Repurchase Price, notwithstanding such good faith effort by Buyer and Seller to resolve such dispute within ten days after Seller notifies Buyer of its objection, then such dispute shall be resolved by the Accounting Firm pursuant to the terms set forth in Section 5.09(c) and (d).

(l)Amendment to Section 6.01(a). Section 6.01(a) is hereby amended and replaced in its entirety as follows:

Section 6.01(a). Intentionally deleted;

(m)Amendment to Section 6.01(e). Section 6.01(e) is hereby amended and replaced in its entirety as follows:

Section 6.01(e). There shall be no actions, suits, claims, investigations or other legal proceedings pending or, threatened in writing against Buyer or Seller, that would result in a Material Adverse Effect with respect to the transactions contemplated by this Agreement; provided, that, the Parties agree that the absence of the Landlord’s approval and consent to the Site Lease Transition as of the Closing Date shall not constitute a Material Adverse Effect with respect to the transactions contemplated by this Agreement.

(n)Amendment to Section 6.02. Section 6.02 is hereby amended to include a new clause Section 6.02(g):

Section 6.02(g).  Notwithstanding anything in any Transaction Document to the contrary, Buyer agrees that the absence of the Landlord’s approval and consent to the Site Lease Transition as of the Closing Date shall not be a condition to the obligations of Buyer to consummate the transactions contemplated by this Agreement at or prior to Closing or a breach with respect to the representations and warranties (including the Seller Specified Representations) or covenants of Seller contained in this Agreement, the Ancillary Agreements, and any certificate delivered pursuant to this Agreement and that such absence shall not constitute a Material Adverse Effect with respect to the transactions contemplated by this Agreement.

(o)Amendment to Section 7.01(b). Section 7.01(b) is hereby amended and replaced in its entirety as follows:

Section 7.01(b). Other Representations.  All representations and warranties contained in this Agreement and any certificate delivered in connection herewith other than specified in Section 7.01(a) above shall survive the Closing until the date that is twelve (12) months from the Closing Date; provided, that, the representations and warranties contained in Section 3.16 (Real Property), Section 3.11 (Labor and Employment Matters), Section 3.12 (Employee Benefits Matters), Section 3.13 (Environmental Conditions), and any representation or warranty relating to the Transferred Operations, the Transferred Contracts, leasehold improvements for the Site, or the Site Lease, including representations and warranties applicable to the Transferred Operations or Site Lease as a Transferred Contract, Transferred Asset or Material Contract (the “Bringdown Reps”) shall survive the Closing until the date that is twelve (12) months from the Site Lease Transition Date; provided, further, however, that (i) any written claim for breach thereof made prior to such expiration date and delivered to the party against whom indemnification is sought shall survive thereafter and, as to any such claim, such applicable expiration will not affect the rights to indemnification of the party making such claim, and (ii) any claim with respect to Fraud shall survive indefinitely. Provided, further, that Seller represents and warrants that each of the Bringdown Reps will be true and correct in all respects on and as of the Site Lease Transition Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of that specified date in all respects), except where the failure of such representations and warranties to be true and correct would not have a Material Adverse Effect.

(p)Amendment to Section 8.01(b). Section 8.01(b) is hereby amended and replaced in its entirety as follows:

Section 8.01(b). by Buyer by written notice to Seller if:

(i)

Buyer is not then in material breach of any provision of this Agreement and there has been a material breach, inaccuracy in or failure to perform any representation, warranty, covenant or agreement made by Seller pursuant to this Agreement that would give rise to the failure of any of the conditions specified in Article VI and such breach, inaccuracy or failure cannot be cured by Seller by the Outside Date; provided, that Buyer agrees that the absence of the Landlord’s approval and consent to the Site Lease Transition as of the Closing Date shall not constitute a Material Adverse Effect with respect to the transactions contemplated by this Agreement and Buyer waives any right to terminate this Agreement pursuant to this

Section 8.01(b) due to any such absence of Landlord’s consent to the Site Lease Transition as of the Closing Date; or

(ii)

any of the conditions set forth in Section 6.01 or Section 6.02 (subject to Section 6.02(g)) shall not have been fulfilled by the Outside Date, unless such failure shall be due to the failure of Buyer to perform or comply with any of the covenants, agreements or conditions hereof to be performed or complied with by it prior to the Closing;

2.	Miscellaneous.

(a)Landlord Notice. Seller hereby represents and warrants to Buyer that Seller has provided to Landlord an advance draft of the press announcement of the transactions contemplated by this Agreement and the Purchase Agreement, including the Subcontracting CDMO Agreement.

(b)Capitalized Terms.  All capitalized undefined terms used in this Agreement (including, without limitation, in the introductory paragraph and the Statement of Purpose hereto) shall have the meanings assigned thereto in the Purchase Agreement.

(c)Counterparts.  This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument.  Facsimile and .pdf signatures to this Agreement shall be acceptable and binding.

(d)Governing Law.  This Agreement shall be governed by, interpreted under, and construed and enforced in accordance with the Laws of the State of Delaware, without regard to conflicts of law principles.

(e)Entire Agreement.  The terms of this Agreement and other documents and instruments referenced herein are intended by the Parties as a final expression of their agreement with respect to the subject matter hereof and thereof and may not be contradicted by evidence of any prior or contemporaneous agreement.  The Parties further intend that this Agreement constitutes the complete and exclusive statement of its terms and that no extrinsic evidence whatsoever may be introduced in any judicial proceeding, if any, involving this Agreement.

(f)Titles and Headings.  Titles and headings of sections of this Agreement are for convenience of reference only and shall not affect the construction of any provision of this Agreement.

(g)Successors and Assigns.  This Agreement and the provisions hereof shall be binding upon each of the Parties and their permitted successors and assigns.

(h)Severability.  If one or more provisions of this Agreement are held to be unenforceable under applicable Law, such provision shall be excluded from this

Agreement and the balance of the Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

(i)Jurisdiction; Waiver of Jury Trial.   Sections 9.09 and 9.11 of the Purchase Agreement are hereby incorporated by this reference as if fully stated herein mutatis mutandis.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed and delivered as of the date first set forth above.

BUYER:

UBRIGENE (BOSTON) BIOSCIENCES INC.

By:	/s/ Jian Chen
Name:	Jian Chen
Title:	Director

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed and delivered as of the date first set forth above.

.
SELLER:

MUSTANG BIO, INC.

	By:	/s/ Manuel Litchman, M.D.
	Name:	Manuel Litchman, M.D.
	Title:	President and Chief Executive Officer

Exhibit H

Subcontracting CDMO Agreement